



Quesadilla Gorilla, Inc. Small Business Bond™

Bond Terms:

Bond Yield: 6%

Repayment Period: 5 years (60 months)

Target Raise Amount: $165,000

Minimum Raise Amount: $100,000

Offering End Date: January 15, 2021

Company Details:

Name: Quesadilla Gorilla, Inc.

Industry: Restaurant

Founded: 2013

Employees: 52

Address: 302 W Main St, Visalia, CA 93291

Website: quesadillagorilla.com

Use of Funds Allocation:

· 165,000 -Equipment purchases for its new and existing locations

Social:

Yelp: 4.5 Star rating

Facebook: 6.5 K Followers

Instagram: 16.4 K Followers



Business Metrics:

	Most recent fiscal year-end: 2019	Prior fiscal year-end: 2018
Total Assets	$140,281	$51,446
Cash & Cash Equivalents	$14,204	$ -1,301
Accounts Receivable	$8,475	$8,475
Short-term Debt	$181,909	$100,939
Long-term Debt	$127,456	$119,795
Revenues / Sales	$1,616,699	$1,428,088
Cost of Goods Sold	$1,185,453	$1,120,873
Taxes & Licenses	$82,752	$75,779
Net Income	$-53,384	$-90,616
Gross Margins	27%	22%

Recognition:

2018
- -#1 Best Food Truck in Fresno – ABC Action News

2019
- -3rd Fastest Growing Inner-city Business in America by Fortune

2020
- -Best Food Truck in the Central Valley- California Restaurant Association

About:

For owners Miguel and Mikayla Reyes, Quesadilla Gorilla is more than just a restaurant - it's an extension of their family, an invitation to experience the delicious, secret recipes their families have been making for generations. Quesadilla Gorilla opened its doors in October 2013 with a focus on serving locally-sourced food that is delicious and affordable. 7 years later, they have 4 locations in California - Visalia, Fresno, Three Rivers, and hanford- with plans to open a 5th store in 2021.

As the name suggests, Quesadilla Gorilla offers a variety of creative takes on quesadillas. They offer daily, "Dilla of the Day" specials alongside "Build Your Own Quesadilla" where customers get to choose their protein, cheese, two fillings and two sides. If you're extra hungry, "KONG IT!" and double everything in your quesadilla.

In 2019, they were named one of the fastest growing companies in America. Last November, the Reyeses flew out to Boston and accepted their award as No. 3 on Fortune Magazine's list of the Top 100 Fastest Growing Inner City Businesses in the Country. The ranking was based on the restaurant's five-year growth rate of 995.1%.

Miguel and Mikayla credit the growth to their employees. The husband and wife owners go out of their way to make sure employees feel appreciated. They have made a commitment to paying higher than minimum wages to their employees, offering health care, and are now in the process of instituting profit sharing to all of the staff.

Their passion for community is prevalent throughout the business from hiring locals to now directing the profit from financing their growth back into the neighborhoods and communities they serve. "We would love to hire local people that love their city and love helping out in their own community," says Reyes "That seems to always work in our locations just knowing the people, knowing the faces, knowing what's going on in the town because you're there."